FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated February 20, 2008, announcing that Dr. Daniel Cronjé has been appointed independent non-executive chairman of Sappi Limited, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “will,” “may,” “should,” “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

20 February 2008

Dr Danie Cronjé appointed independent, non-executive chairman of Sappi Limited

Sappi Limited, the global pulp and paper group, today announced that Dr Daniel (Danie) Christiaan Cronjé has been appointed independent non-executive chairman of Sappi Limited. He succeeds Eugene van As whose impending retirement as chairman and from the board at the annual general meeting on 03 March 2008, was announced earlier.

Dr Cronjé (61) was chairman of ABSA Group Ltd for 10 years until his retirement in June 2007. ABSA is a leading South African banking organisation in which Barclays plc obtained a majority share in 2005. He had been with the ABSA group since 1975 and held various executive positions including Group Chief Executive for 4 years prior to his tenure as chairman.

Commenting on his appointment, Dr Cronjé said: “I am honoured to have been asked to chair one of South Africa’s leading global companies.  Sappi will remain committed to growing on a global basis and to delivering shareholder value.”

Speaking on behalf of the board, independent non-executive director, Dave Brink, paid tribute to outgoing chairman Eugene van As: “Sappi’s success in growing from a local pulp and paper producer to becoming the world leader in coated fine paper and chemical cellulose is testimony to the drive, determination and vision of a great leader. Eugene van As is an exceptional son of Africa who has played a crucial role in establishing Sappi as a business on the global stage.”

Dr Cronjé is also a director of Barclays plc, Barclays Bank plc and TSB Sugar Holdings Limited. He holds a DCom from Potchefstroom University (now the University of the North West).
END
NOTE TO EDITORS:

Additional information on Dr Daniel (Danie) Christiaan Cronjé:

Dr Cronjé obtained his BCom, BCom (Hons) and MCom degrees also at Potchefstroom University. He obtained his DCom in 1975.

Career:
1969	Sanlam investment department
1969-1971	Trust Merchant Bank, investment department
1972-1975	Lecturer in Money and Banking at Potchefstroom University
1975-2007	Various positions at first Volkskas Merchant Bank, the Volkskas Group, and the ABSA Group, including:
1988-1991	Group Chief Executive of the Volkskas Group
1991-1993	Deputy Group Chief Executive of the ABSA Group
1993-1997	Group Chief Executive of the ABSA Group
1997-2007	Chairman of the ABSA Group

For further information:
André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Mobile +27 (0)83 235 2973
Andre.Oberholzer@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 25, 2008

SAPPI LIMITED,

by:	/s/ D.J. O'Connor
	Name:	D.J. O'Connor
	Title:	Group Secretary